TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group Inc. (“thinkorswim”).
TD AMERITRADE
Moderator: Bill Murray
April 21, 2009
7:30 am CT
Operator: Good day everyone and welcome to the TD Ameritrade Holding Corporation March quarter 2009 earnings results conference call. Today’s call is being recorded.
With us today from the company is President and Chief Executive Officer Fred Tomczyk; and Chief Financial Officer, Bill Gerber.
At this time, I’d like to turn the call over to Bill Murray, Managing Director of Investor Relations, Communications and Public Affairs. Please go ahead, sir.
Bill Murray: Thank you, Operator. Good morning everyone and welcome to the TD Ameritrade March quarter earnings call. Hopefully, you’ve had a chance to review our press release. If you haven’t it can be found on the amtd.com along with our — today’s presentation.
Before we begin, I’d like to note that this call contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the federal securities laws. These statements involve risks, uncertainties and assumptions that may cause actual results to differ materially from those anticipated. You are advised to review the risk factors contained in our most recent annual and quarterly reports, Forms 10-K and 10-Q, for descriptions of risks, uncertainties, and assumptions related to the forward-looking statements. Management will be discussing some non-GAAP

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

financial measures such as EBITDA and liquid assets. You can find a reconciliation of these financial measures to the most comparable GAAP financial measures in this slide presentation.
This call is intended for the investors and analysts and may not be reproduced in the media in whole or in part without prior consent of TD Ameritrade.
At this point, I’d like to turn the call over to TD Ameritrade President and CEO Fred Tomczyk, who will be followed by our CFO, Bill Gerber and then questions-and-answers. Fred.
Fred Tomczyk: Well, good morning everyone and thank you for joining us this morning. I’m pleased to report that we had another good quarter. We continued to deliver strong organic growth and maintain excellent business fundamentals despite a very difficult market. At the same time, we continue to put in place strategies to help mitigate the impact of things beyond our control and to position ourselves for when things do turnaround. Our retail traders continue to be active in the market and we continue to bring in new assets showing (salient) asset gathering results for the past six consecutive quarters.
Our single biggest challenge continues to be the near zero interest rate environment, something beyond our control. Net interest margins continue to compress as short and long-term rates have fallen considerably. We remain focused on our fundamentals while implementing strategies to mitigate the headwinds and will continue to build cash and take advantage of opportunities that arise as a result of the dislocation in the market.
Three examples, we are making good progress on the thinkorswim acquisition and expect to close in the June quarter. During the quarter, we bought back 6% of our out standing shares at a very attractive price particularly compared to our current stock price. And we continue to invest in driving organic growth which is reflected in our trades per day, new accounts and net new asset metrics.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

I always want to spend a little time this morning talking about our revised cash management strategy that we’re in the early stages of implementing.
Now, if you turn to slide 3, you can see some of the highlights of our second quarter. EPS came in at 23 cents down from 31 cents in the same quarter last year as a result of the significant reduction in the level of interest rates and the markets. This has impacted our entire industry. This puts our year-to-date earnings per share at 54 cents. Pre-tax margins were 43% and return on client assets was 40 basis points both down from last year’s levels, but still very healthy margins that continue to be among the best in our industry.
Client assets for 225 billion down 27% from the same period last year. At the same time, the S&P was down 40% and the Dow was down 38%. Client cash was 53 billion which represents a historically high 24% of client assets. Our business fundamentals remain strong and solid organic growth across our key growth drivers. Net new assets at $6.4 billion during the quarter were gathered at an annualized rate of 11% as a percentage of our beginning assets. This puts us among the market leaders. We average 325,000 trades per trade, the second best quarter in our history and second only to the December quarter. Year-to-date we have average 341,000 trades per day that’s the best 6 months we’ve ever had in our history. Gross new accounts were 194,000 for the quarter, bringing us to more than 400,000 new accounts open so far this year. Our best 6 months result in 9 years.
Our financial strength and stability continue with our solid balance sheet, excellent liquidity and strong financial performance we received three upgrades from various rating agencies during the quarter and are now listed as investment grade, something we are very proud of particularly in the current environment. And we ended the quarter with approximately $1.2 billion in liquid assets.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

We used our strong cash position to buyback 36 million of our shares during the quarter at an average price of $11.88. That’s a 22% discount to yesterday’s closing stock price.
Now, if you turn to slide 4, you can see the results of our asset gathering efforts. We continue to take advantage of dislocation in the market, bringing in asset from full commission firms. Clients are looking for a stable and trustworthy investment services firm with a strong value proposition, good functionality and great service. While we are still early in our journey improved coordination between our sales, service, and marketing teams along with our multi channel approach are proving to be increasingly effective in the market. We generated 6.4 billion in net new asset in the quarter and are at 14.3 billion assets gathered year-to-date. That is more than $115 million in net new assets we have gathered in each and every day in the last 6 months, despite a very challenging market.
For the March quarter, net new assets were 11% of beginning assets and year-to-date that same ratio was at 10%. These organic asset gathering growth rates are on par with today’s premiere asset gatherers. We spent more on advertising this quarter, than we did in March quarter last year and it continues to pay off. We opened 194,000 new accounts this quarter. In the first 6 months of the year we have opened 410,000 new accounts, the most in 9 years. That translates into 3,300 new accounts in each and every day so far this year. Our cost per account was $274 for the quarter and $243 per account year-to-date.
Our advertising spots include relevant messaging such as there’s never been a better time to get a second opinion and it’s clearly working for us. We’ve also refined our media strategy moving placement to more high profile events like the NCAA basketball tournament.
We also continue to improve the quality of our services to clients in the both our institutional and retail businesses. Our customer satisfaction and net promoter scores continue to improve leading to continued strong client and asset retention rates. Better coordination between our

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

sales and service organization is also helping to bring in new business. Lead referrals from our calls centers to our branches were over 600 referrals per day during the quarter, and generated more than 600 million in client net new assets during the quarter.
We are on track to hit our full year 20 to $30 billion net new asset target. And over the long term, we expect thinkorswim will be able to contribute to our growth in new accounts and assets as we roll out an enhanced trading platform and we leverage their investor education channel.
Turning to slide 5, you can see that we generated an average 325,000 trades per day in the March quarter which is our second best quarter ever, and second only to the December quarter. We retained our number one position average 341,000 trades per day in the first 6 months of the year. And so far, in April, we are averaging 381,000 trades per day. Now, in addition to intra day volatility two important factors are helping to drive our trading levels. First, we have more clients. And we have a more experienced client base. Over the last three years, our overall trading levels grew at a compound annual growth rate of 12%. But more importantly this was on the strength of our organic funded account growth in the same period. Funded accounts were up 7% while trades per funded account grew at 5% compound annual growth rate.
Certainly intraday volatility helps trading, but it is important to note that the overall maturity over our client base also contributes to retail trader engagement. We have some very market savvy clients including many that went through the last downturn. They’ve seen tough markets and are confident and experienced enough to trade even during the down times. We continue to provide clients with risk management tools and techniques as well as educational programs that they need to continue to trade with confidence regardless of market conditions. Clients are using options to manage risk and they placed more conditional trades in March than ever before. More clients are taking advantage of our investor education opportunities. We had more than 20,000 registrations for our education courses during the quarter.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Now, we have said before that our independent research shows that the active trader segment is a 5 to 12% growth business. Our results clearly bear that growth out.
We expect to expand our number one share with the acquisition of thinkorswim and drive even higher trading levels. Thinkorswim had solid results in the March quarter and we look forward to closing this deal in the near future. In fact, had we closed the thinkorswim acquisition on January 1 our combined trading volume during the quarter would have been almost 400,000 trades per day.
Now, I’ll turn to slide 6. Now, with this near zero interest rate environment and the events of last fall, we saw a need to revise our cash management strategy. Over the next 12 months, we expect to migrate 10 to $14 billion of our client suite funds currently held in money market funds over to an improved MMDA offer that is lined up with our client segmentation strategy. The MMDA offer will be the sole suite vehicle for all of our clients except for our top tier retail clients at our RRAs. We will improve the yield on our MMDA offering on a segmented basis such that the yield the client receives is the same or in higher tier segments better than they are currently earning on most money market funds in our current suite offering.
We will also introduce an investors savings account with higher yields for those investors looking to park cash for a period of time without giving up their liquidity. The design of this product is such that we expect it to minimize the impact on our MMDA balances. For example, savings account will require a 25,000 minimum balance to receive an approved yield. It will not be available as a suite vehicle and there will be a limit on the number of transactions.
Clients are looking for three things in their suite deposits. First, capital preservation; second, liquidity and third, yield and in that order. We feel that our improved MMDA offer with a triple A rated bank like TD Bank backed by FDIC insurance with a reasonable yield is the best product for the vast majority for our clients. It is the suite vehicle that best meets their needs and objectives.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

And for the company’s perspective, especially in markets like the current one the MMDA offer with our partner TD Bank is also better for the company. Our clients’ funds are with one of the strongest banks in the world and backed by FDIC insurance. And from a profitability point of view, we expect this change to impact net interest margins but to revenue and earnings neutral in fiscal 2009 while positioning us for improved profitability when interest rates due rise and the yield curve steepens. Our new cash management strategy is a win-win. It’s better for the client. And it’s better for TD Ameritrade shareholders.
Turning to slide 7, now as I said earlier, we had another strong quarter, but like others in our industry we’re facing some very real headwinds particularly the near zero interest rate environment. We also face an environment of market uncertainty. Margin lending has come down significantly in line with market valuations. And regulatory costs are climbing. We will continue to plan for an economic environment that does not improve over the balance of our fiscal year. But despite these challenges we are very proud of our results for this quarter and for the last 6 months. Yes, they’re lower year-over-year due to the near zero interest rate environment and the lower markets. But we continue to maintain a strong balance sheet, excellent liquidity and we continue to deliver solid organic growth. Our organic growth metrics speak for themselves. Record trading volume. The best new account growth in 9 years and net new assets growing at double digits.
The management team remains focused on managing expenses, making smart decisions that allow us to deliver these kinds of results in this environment, while positioning ourselves to emerge as an even stronger company as we come out of this cycle. We have a strong balance sheet and cash position. Our financial strength allows us to take advantage of the current dislocation in the market and capitalize on opportunities we see. We agree to acquire thinkorswim the fastest growing broker in the online broker space and a leader in training and education which will enhance our competitive position.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

We completed a $38 millions hare buyback at a very attractive price. We’re delivering organic growth at a record pace and are at part with the premiere asset gatherers in our business. And we’re in the process of rolling out our revised cash management strategy. We have a strong successful business model that is delivering value for our current clients and bringing in thousands of new clients and million dollars of assets each and every day.
We’ve been saying that the dislocation in the market drives opportunity and we have been delivering on this opportunities to the long-term benefit of our clients, our associates and our shareholders.
Now, I’d like to turn the call over to Bill Gerber to walk you through the details.
Bill Gerber: Thanks, Fred. Good morning everyone.
Last quarter, we talked about the headwinds we were facing particularly with net interest margin compression. Those challenges continue for us this quarter as expected. However, we are extremely proud of the growth we achieved in the face of these pressures. Earnings may be down year-over-year but our business fundamentals continue to perform well.
As Fred mentioned, we were also upgraded to investment grade by the three major rating agencies. We believe we are the only financial services company to be upgraded to investment grade this year. We are very proud of this accomplishment.
Now, let’s take a closer look at our quarterly and year-to-date results on slide 8. On the slide you can see both the March quarter results and our year-to-date numbers. The year-to-date numbers are mostly for reference so I will focus on the March quarter. Excuse me.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

On line 1, you can see our transaction based level exceeded last year’s levels. This is primarily — thank you — a little water — this is primarily due to increased trading that Fred mentioned earlier. Additionally, the commission rate was almost flat year-to-year at $13.40 but included slightly less options trading a year — versus a year ago, offset by stronger payment for order flow this year. On line 2, asset based revenue was down 120 million or 32% from the same quarter last year and 176 million year-to-date. The driver here is continued NIM compression as well as the fee waivers on money market fund we mentioned last quarter. I will comment more on this in a few minutes.
On line 5, expenses before advertising were down 28 million from the same quarter last year. About 12 million of this decline is due to favorable rates on our debt. The other 16 million can be attributed to the expense management initiative we detailed last quarter. I will discuss this more later as well.
We spent approximately 53 million in advertising for the quarter and achieved the strong account growth Fred cited earlier. Our advertising continues to work well in this environment. As you can see on line 9, our pre-tax margin was 43% which continues to rank us as one of the best companies in any industry let alone financial services. Our effective tax rate for the quarter was 41% which is slightly higher that normal principally as a result of effecting some new state tax rates on our deferred tax items this quarter. We expect that the rate should drop back closer to 39% next quarter.
So our net income was 132 million or 23 cents in EPS. We believe we have done well in what we can control, excellent account growth and net new asset growth and our expense management efforts.
On slide 9, I’d like to get into a bit more detail with regards to our asset based revenues. You can see on line 4 asset based revenues were down 120 million from last year. A major factor for this

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

decline is the historic drop in interest rates you can see in lines 5 and 6. As I mentioned earlier, we previewed this rate compression in each of our last several conference calls, and we are now in the midst of that compression. Additionally, in January we explained that money market fund fee waivers would eventually impact line 1 fee based revenues and that the NIM compression would continue to impact line 2 spread based revenues. Let’s take a moment to discuss each one of these.
Fee based revenue was down 30 million. As you know fee based revenues are primarily made up of two components money market fund fees and mutual fund fees. Of the 30 million decrease about 70% was driven primarily by fee waivers on the money market fund side. We waived these fees in order to keep our clients rates from going negative. Our blended rate on the money market fund assets in the quarter was about 47 basis points versus 78 last year. The balances were roughly flat year-over-year. We are currently at about 30 basis points on the money market fees as of the end of March and do not anticipate having to waive our fees below this level going forward.
On the mutual fund side blackness were down over 40% year-over-year over 12 billion as the market values of the mutual funds have been dramatically impacted as we all know. As a result, despite rates being virtually flat our mutual fund fees were down about 9 million or about 30% of the entire fee based revenue decline. Mutual fund values appear to have stabilized for the time being, so the worst, we hope, appears to be over.
Spread based revenue was down 88 million. Remember that spread based revenues are primarily driven by margin loans and MMDA fees. Margin loan revenue was down 86 million year-over-year, MMDA fees were down 20 million year-over-year and offsetting these was a more favorable net stock lending business as well as lower interest expense. But let’s talk margin loans and MMDA separately as the underlying activity of each one is quite different.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

For margin loans over 80% of the decrease was due to lower balances as average margin loans dropped from 8.1 billion last year to 3.9 billion this year. This coincides with clients’ buying power being impacted by the general decline in the markets. The remaining 20% decrease from margin loans is due to rate declines as our gross yield dropped from 6.6% to 5.1% year-over-year. We have seen the balances and margin loans remain fairly flat at about 3.6 billion early in April. Rates on margin loans remain in the 5.1% range.
For the MMDA, the story is different. The $20 million decrease was primarily caused by a $55 million decrease due to rates and a $35 million increase due to balances. Our MMDA program has grown steadily year-over-year and averaged about 3.8 billion more assets in March 2009 versus March 2008. Offsetting this asset growth, however, was rate pressure which saw our spread drop from almost 4% last year to 2.83% this year. In this rate environment, we are experiencing reinvestment rate pressure as the portfolio matures. Growth in the MMDA balances causes pressures as well as the new investments are made. However, we believe the rate of the NIM compression on our existing portfolio will slow in the upcoming quarters. Certainly, growth in the size of the MMDA portfolio will impact NIM but we would also expect growth of the portfolio to positively impact net interest income.
So let’s look at the net interest rate trend on slide 10. As we all know the Fed funds rate has been in a free fall since December 2007 yet our NIM has had a much slower rate of decline. This is primarily due to our extension program in the MMDA portfolio. It has worked exactly as it was designed to do during a weakening rate environment. However, an extension program can only slow the rate of decline it cannot prevent the decline from ultimately happening. But more recently our MMDA repricing as well as our margin loan balance decline has led to an accelerating NIM compression.
Going forward, since we don’t expect that the Fed funds level can decline any further, we think that the rate of NIM compression will slow down given the near zero rate levels that exist today.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

So all in we believe we are close to the floor on margin rates and the Fed funds rate. We have also seen a leveling out of margin loan balances recently. Furthermore, we are slowing the rate of decline on the MMDA dates as I said a moment ago. These are all significant drivers of overall NIM. Again, the mix of balances and spread based revenues is critical here. When margin balances come back NIM will likely rise. If the MMDA balances continue to grow and nothing else changes NIM will continue to shrink. But remember, growth in MMDA balances is very positive for us. Although the investment rate of new money today is lower than that same money one year ago, net interest income grows as the MMDA balances grow. That is really the bottom line for us.
Keep in mind that we are managing for the other side of this cycle and for the long term. Our strategy with our investments has not changed. We will not reach for yield and add risk in our portfolio particularly in the rate environment we are in today.
Let me now give you an update on expenses on slide 11. We announced at last quarter’s conference call that we were executing on an expense management initiative. We completed the process within days after that call. The primary expense lines impacted by these efforts were as follows, employment expense has been lowered as we have eliminated some positions, reduced incentives in line with lower corporate results and slowed planned hiring. Also, professional services and other discretionary expenditures have been trimmed due to closer scrutiny of items such as consulting and travel. We will continue to monitor our expenses throughout the company to make sure we are properly utilizing all of our resources.
Now, let’s turn to liquid assets for the quarter on slide 12. We started the quarter at about 1.3 billion in liquid assets and ended the quarter at about 1.2 billion. The primary source of liquid assets was net income of 132 million. The primary use of liquid assets was the 428 million that we used to buy back approximately 36 millions shares or 6% of our stock this quarter completing our current authorization. We do not have any plans to enter into a new buyback program in the

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

near term. For the remainder of the year, we believe our future earnings will essentially negate the impact the case needed to acquire thinkorswim which as you may remember is approximately 225 million. We continue to have ongoing discussions with our regulators regarding auction rate securities, which could potentially require cash. Cash is still king in this environment and we continue to believe that our approach is quite prudent.
Now, let me give you an update on thinkorswim on slide 13. We believe the acquisition will close before the end of the June quarter. Since we completed the share buyback I just noted we will essentially be buying thinkorswim for all cash. Therefore, we will be purchasing about 60 million in potential earnings plus synergies with cash that would otherwise be earning next to nothing. We have all ready cleared the Hart Scott Rodino hurdle and filed an amended S-4 with the SEC on March 26. We are also working to complete other regulatory approvals from FINRA along with Canadian regulatory authorities. As a reminder, the integration period is expected to take up to 18 months from close. Our estimated EPS accretion is outlined for your reference on this slide.
So to summarize, the expected near term headwinds continue but we believe that we are well positioned for the future. Despite the difficult market we have leveraged our strong fundamentals to deliver another solid quarter. Our organic growth continues including 115 million in net new assets per day and 33,000 new accounts per day Fred cited earlier. Both of these numbers are very strong. We continue to have over a billion dollars of liquid assets that provides us the flexibility needed in these unusual times.
We are reaffirming our full year fiscal 2009 EPS range of 90 cents to $1.15. And finally, several quarters ago we told what we were going to do to manage through this environment and we have stayed true to that strategy. The strong organic growth we realized over the last 6 months are a direct result of that perseverance. We have a strong financial position which we are using to our advantage. In this environment, we announced plans to acquire the fastest growing competitor in our space. We bought back 6% of our stock at a discount to our current price and received an

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

upgrade to investment grade by the three major credit rating agencies. These are each very significant accomplishments. And they were all achieved during one of the worst economic cycles in U.S. history.
Make no mistake there have been and will continue to be tough decisions for us to make as a management team but we are confident in the strength of our focused strategy. And we’re proud of what we’ve been able to accomplish as a company. We plan to carry that momentum with us through the second half of 2009.
And with that, I will turn the call over to the Operator for Q&A.
Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please press star 1 on your touch-tone phone at this time. If you are using a speakerphone, please make sure your mute function is turned off so it can reach our equipment. Once again, that’s star 1.
We’ll take our first question from Howard Chen with Credit Suisse.
Howard Chen: Good morning.
Fred Tomczyk: Hi, Howard.
Bill Gerber: Hi, Howard.
Howard Chen: Thanks for taking my questions. Broadly, lots of interest about the resilience of the retail investor, Fred you touched on it a bit in your prepared remarks but I was curious in ETF in particular lots of increased usage by the broader market and presumably retail. Any discussion

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

or thoughts about how much ETFs comprise of your trades today and how that’s changed over time?
Fred Tomczyk: ETFs in the last quarter compromised about 20% of our trade in volume. So they are very popular, Howard. They’ve grown fairly big over the last while.
Howard Chen: And if I thought about that figure like a year ago or 2 years ago, Fred, what would the ballpark be?
Bill Gerber: We’ll find it. We’ll give it to you.
Fred Tomczyk: I’ll get that back to you, Howard. I don’t have that number but it’s definitely grown.
Bill Gerber: It’s about ten or ...
Howard Chen: Great, thanks, Bill. And then Bill, interesting cash management strategy that the management team is speaking to. Can you discuss a little bit of the mechanics of how you see that as being earnings neutral in the near term. It seems you know with higher yields near zero rates and potentially increased FDIC insurance premiums, they could all be headwinds and I want to make sure I understand the offsets on the profitability side.
Bill Gerber: Yes, actually the – there’s a two-step event that’s happening with a good portion of the money that would not go directly from the money market funds directly to the MMDA program. It would go from the money market funds to our balance sheet and then 6 months later to the MMDA program and that’s a regulatory requirement that we’re dealing with.
So that is you know basically keeping the revenue from that move when it comes to our balance sheet fairly nominal, but because we have to invest that in almost all over night U.S. securities.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

But when we get the money moved to the MMDA program you just – you have more opportunity to extend. And although you’re right with the bank fees and with the now 13 basis points of FDIC insurance it’s gotten a little more expensive but net net we’ll make more than we’re making on the 30 basis points that we’re making at this current point after the fee waivers.
Howard Chen: Great. Thanks. That’s helpful. Then following up on that 30 basis points, Bill, you made a comment about not anticipating having to have incremental fee waivers from here. Is that stability in the 30 basis points assumption? Is that driven by your outlook for what broader treasury yields will be doing? Or is there something else that I’m missing that’s kind of driving your thought process there?
Bill Gerber: It’s really the combination of the assets that are in there in the portfolio that we don’t expect – so we will be able to continue to pay the clients and have about a 30 basis point (pay).
Howard Chen: Great. Thanks so much. I’ll hop back in the queue. Take care.
Bill Gerber: OK. Howard.
Operator: We’ll take our next question from Rich Repetto with Sandler O’Neill.
Rich Repetto: Yes, good morning, guys.
Fred Tomczyk: Hi, Rich.
Bill Gerber: Good morning, Rich.
Rich Repetto: Yes, just a follow up on these ETF trading, particularly the FAS and the FAZ, I’m just trying to see is that your top – you used to put up on your Web site, the top securities traded. Is that the

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

top security? And just, I guess, Fred, your thoughts on the sustainability of this you know engagement that we’re seeing?
Fred Tomczyk: Yes, those kinds of symbols are in the top symbols, in the top ten symbols, Rich. We do see – there has been some increased interest in the leveraged ETFs particularly with what’s happened with the stock prices and volatility which is causing you know the option premiums to be a little high.
With respect to the trading, I think you know we’ve been working at this pretty hard and we’ve always said we have two primary strategic objectives and you know one has become an asset gatherer but also a very important one is now that we’re number 1 in the trading side as to continue to be number 1 in trading. And I think the message we’re trying to leave you with today is everybody just looks at it like it just happened. And the reality is if you look over the last couple of years you know we have grown our funded accounts by 7%. And just to put that in perspective, that’s 800,000 new funded accounts that we put on the books in the last couple of years.
So a lot of this is just you know pure organic growth in the market of the organization and our client base. And we have had lots of success with clients continuing to trade in this market with the increased risk management tools and techniques and educational programs. We see a significant appetite there.
And I think thirdly this is a very different downturn we’re seeing than previous markets. And you know the last one was all around a tech bubble. This one there is more of a true recession going on and lots of intraday volatility. And with some segments rising some segments falling and those kinds of markets particularly have intraday volatility. And the traders can trade with confidence. We continue to see them trade very, very actively. And I’ve said this before that, I think, we could see an unusual period here because there’s so much news coming out whether

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

it’s from the administration in Washington, whether it’s companies or a lot more kind of surprises or insights into things on a daily basis and we saw that yesterday you know with what happened. Yesterday you know for example our trades were north of 500,000 in the day. And so we’re seeing lots of those examples where there’s so much information for people to trade off of and our clients are a lot more confident trading in this type of environment. So you see very, very different than the previous downturn.
In fact, Fred, I was going to ask whether that 500,000 of yesterday is that included in the April to date numbers?
Fred Tomczyk: No.
Bill Gerber: No, it’s not.
Rich Repetto: Because that was – your April to date is as of last week or so.
Bill Gerber: As of last Friday.
Fred Tomczyk: Last Friday.
Rich Repetto: So OK. That would make sense given what I’m hearing about the – where the channel check is showing even higher than 6.4%. But anyway, moving on, the next question, the marketing spend of 53 million you have to go back – I know the first (cal) in the quarter is a seasonally bigger spend but you have to go back you know to ’06 or ’07 to see this sort of level. And I guess was it ramped up intentionally or was this the initial budget. And then is this because of the opportunity? And sort of the, you know, the displacement you’re seeing at other firms why you might have spent this much?

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Fred Tomczyk: Well, I mean we keep coming back to the fact that we do think that in this environment, the dislocation going on has lots of opportunities for us. And I think we’ve done very well in doing new business. I don’t think we’re alone in that in the retail business. And you know so as long as we can invest this and get cost for account like 240 to 280 kind of range and gather business in this type of environment we’re going to do it.
I do expect it to slow somewhat over the summer months. But as long as we see dislocation, as long as we see opportunity and as long as we see the marketing working as effectively as we have in the first two quarters are going to continue to invest. We said we’re managing for the other side of the cycle. We’ve been perseverant on that and will continue to be.
Rich Repetto: OK. And then my very last question is just a follow up on the cash management and the money markets moving to MMDA. So Bill it looks like you’d have a significant compression. You know if you’re yielding 3.05 and we know that’s going to go down but at the same point you’re only making 47 basis points on the money markets going down as well. And you’re saying this is revenue neutral. So I guess any guidance on where that NIM is going to go and maybe guidance on how by a quarterly – how much balance do you see moving into the MMDA in fiscal year ’09.
Bill Gerber: OK. That unfortunately Rich that’s the $64 million question there is ...
Rich Repetto: That’s why I asked.
Bill Gerber: It’s how much actually can move in there. And certainly as more money moves in the MMDA program the NIM itself will come down. But we will make more money on that money that is in MMDA that it is right now sitting in the fee based side on the money market funds. So you know essentially there’s a little bit of timing going on here. There’s obviously not much of the year. We haven’t kicked this off yet. So we’re just about ready to so it’s going to take some time to see how it actually all moves. And a big piece of this will be, as I said, going from the money market

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

fund on to our balance sheet which will be almost neutral to slightly negative as we have to invest that almost all in overnight Fed funds.
So nonetheless, net for the year we expect it’s going to be for the balance of the fiscal year, it’s going to be neutral. Longer term it will be positive in 2010.
Fred Tomczyk: I do think, Rich, just to add what Bill said, I mean we do have this two-step process in 2009 which is complicating things. We do think down the road this is revenue, this is to our advantage and it’s to the client’s advantage.
I also have a view when I talk about dislocation that we are going to see some fundamental changes in the money market fund in this year. If you read the G20 report and the industry response to that I think there’s going to be a fair bit of – there’s potentially a fair bit of change in how the whole money market fund industry operates. And we do see – we do see an opportunity here for a revised strategy particularly with the FDIC insured product.
Rich Repetto: Understood. Congrats on a solid quarter, guys.
Bill Gerber: Thanks, Rich.
Fred Tomczyk: Thanks, Rich.
Operator: We’ll take our next question from Betsy Miller with Goldman Sachs.
Betsy Miller: Hi, good morning, guys.
Fred Tomczyk: Hi, Betsy.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Bill Gerber: Good morning.
Betsy Miller: Hi. My first question is on margin balances. You noted that both the balances and the rate had stabilized in April. And you know where do you think is the lower end of where you could bring that rate to you know in an effort to grow balances? Or do you find that even in an environment like this customers aren’t really sensitive to that rate?
Bill Gerber: We have found in the tests that we have done in the past that rate has nominal impact on the amount of margin that people will take. Certainly for some people it’s more sensitive than others. But generally speaking we have run tests over the years at zero. We’ve run them at 1% and people are still putting their principal at risk. And so we have found all in generally there’s a slight correlation between rate and balance but it’s not pronounced enough that we would look to lower the rate.
Betsy Miller: OK. Thanks. And then my second question is on the MMDA portfolio, can you quantify what you’re seeing in terms of the new reinvestment rates on that portfolio as opposed to where the overall portfolio is yielding?
Bill Gerber: Right now, we are keeping that money a little bit shorter for liquidity purposes for the clients. We think as Fred said we’re at a historic high rate of 24% of client’s cash versus total assets. And what that represents to us is that there’s a lot of dry powder out there waiting for something to happen. So we intended to keep the portfolio a little bit shorter in the new investments. And so right now it’s about 100 basis points when we roll it over, the spread.
Betsy Miller: OK. Thanks. And then last question is can you just quantify what percentage of trades options were at this quarter?
Bill Gerber: Nine point eight percent.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Betsy Miller: Nine point eight. Thank you very much.
Bill Gerber: I can take that out a couple of more decimals if you’d like.
Betsy Miller: That’s good.
Bill Gerber: OK.
Operator: We’ll take our next question from Mike Vinciquerra with BMO Capital Markets.
Mike Vinciquerra: Good morning, guys.
Bill Gerber: Hi, Mike.
Fred Tomczyk: Hi, Mike.
Mike Vinciquerra: The first thing I wanted to ask about there’s been some talk in the market that the rally we had during March was not necessarily created by let’s call it true investors coming back into the market and putting more money into equities. You mentioned, Fred, that the client cash I think you said it was an all time record 24% or so at the end of the quarter. Is that higher or lower than it was at any time in the recent past year? And are actually seeing your clients getting back into the market on a net basis?
Fred Tomczyk: It is high relatively to historic norms, Mike. I do think — I think to be careful here some of this is just math. So the reality is if you keep the same balance in cash and the market falls — the stock market falls by 40% by definition the percentage in cash is going to rise. But you know like most cycles certain parts of your customer base will move to the sidelines just waiting until things

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

get a little clearer or conserving it for whatever reason making sure they have a fair bit in safe you know in a very safe and capital preserved way. And so we do see some of that. I think the rally that you saw here is — I mean I’m not an you know I’m not an expert on the market but you know I think it’s — I think the economy is such that I don’t see — we don’t see and we’re not planning to see anything that’s going to tell us the economy is magically turning around in 2009. I think there are some signs that it’s not getting worse but you know it’s still not healthy.
But historically markets do come back well before the economy comes back. The economy and things like unemployment tend to be lagging indicators of optimism in the market not leading indicators. And I’d say the same thing about credit losses. They tend to lag the economy, not lead the economy, (down). I think this one might be a little unusual because it was led by the real estate and banking crisis.
But I think you know we’re seeing some people you know — there’s — people are searching for bottom here and try not to miss on the up side is what we see.
Mike Vinciquerra: Sure. And I know you guys have kind of said that your plans are more contrarian. So in the rally during March were they, once again, more sellers than buyers?
Bill Gerber: During the — during the up days they were selling, during the down days they were buying. So generally speaking, yes.
Mike Vinciquerra: Got it. OK. Thank you. And then on the FDIC side, when you — with this being your only sweep option for clients going forward, what if your clients have more than $250,000 in balances? Have you figured out a way to provide FDIC insurance for your larger clients as well?
Fred Tomczyk: Just for clarity, Mike, it will not be the only sweep vehicle for going forward. It will only — be the only sweep vehicle for our lower tier segments in the retail business. In the RIA business

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

and our higher value segments or higher tier segments on the retail side, they will continue to have options between money market funds and the MMDA. And the MMDA that those higher tier clients will have, will have an enhanced yield. So it’s not the only one.
We are working through the technical and operational things to actually have multiple FDIC charters. And we expect that to be available later in the calendar year.
Mike Vinciquerra: Got it. And just lastly, would you remind me just when you guys call an account funded, is that just with any balances or a minimum balance to fall into that category?
Fred Tomczyk: It’s any balance.
Mike Vinciquerra: Very good. Thanks, guys.
Bill Gerber: OK, Mike.
Operator: We’ll take our next question from Matt Snowling with FBR Capital Markets.
Matt Snowling: Yes. Hi. Good morning.
Fred Tomczyk: Morning, Matt.
Matt Snowling: Hi. The 10 to 14 billion that you’re targeting this sweep into the FDIC accounts, does any of that include (SWIM) client cash?
Fred Tomczyk: No.
Matt Snowling: And what are your plans for sweeping over the (SWIM) cash?

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Fred Tomczyk: When we go through the conversion — we’re still a little early here, but there’ll be a combination of free credits and our standard sweep vehicles.
Matt Snowling: OK and...
Bill Gerber: Sometimes — Matt, just for clarity, sometimes a lot of people that are very active traders, they do like the free credits.
Matt Snowling: ...OK. Fair point. Can you give us a sense of how much of your MMDA accounts reprice this year?
Bill Murray: For the remainder of the year — it’s about 3 billion annually, and so for the remainder of the year, 1-1/2 billion.
Matt Snowling: OK. Thanks.
Bill Gerber: OK, Matt.
Operator: And once again, that is star 1 for questions at this time. We’ll go next to Michael Hecht with JMP Securities.
Michael Hecht: Hey, guys.
Male: Morning.
Michael Hecht: Good morning. How you doing?

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Fred Tomczyk: Good.
Michael Hecht: Just another follow up on the MMDA. Sorry if I missed this but in terms of the 10 to 14 billion, how much of that is of your total you know money market fund assets? I kind of back into maybe a number close to you know maybe 30 billion or so.
And then I just want to kind of understand the mechanics a little bit more and the value proposition to clients in the sense of you know what the average yield — and I understand this kind of a moving target so maybe you can just speak to what it is today on money market funds versus the MMDA.
And then I guess the plan to transition balances. I mean, will that be through a negative consent mailer? And you know when will those go out? And you know how much time will folks have to respond?
Fred Tomczyk: OK. I’ll try to take those one at a time. The 10 to 14 billion is roughly 1/2. So the next part was the yields and — OK. Yes, the yields — the yields on money funds right now to the clients are you know between zero and five basis points. And so we will be able to move the clients to something you know 10 to 35 basis points (where) they’ll get paid in the MMDA program.
So the benefit to the client is you know the — the guaranty, as an example, from the Fed, although it was extended you know is not — certainly not permanent. So then again, as we all know, it only affected money that was in your money market fund account as of September 19. All those things you know that — we see that as being problematic. The MMDA program, FDIC insurance, triple A rated bank you know we see that as being a positive. The rate (belts of) being five basis points on money market funds, 10 to 35 on MMDA. All in, we see it as being just an overall positive experience for the clients.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Then we are using negative consents for some of it and we are making a call-out campaign for some of the other, which gets a little bit back to Rich Repetto’s question earlier, how much can you move. You know the negative consent, we have a pretty good idea, but the positive and the call-out campaign is going to be — you know we’ll just have to give you updates on that as the quarters move on.
Michael Hecht: OK. Fair enough. And then on the new account growth and the strong flows that you guys continue to see, I mean, it sounds like it’s continuing to come from the you know full service firms. But I’m just trying to get a little bit more color on you know how much is actually coming into the core retail business? And then you know in other words, can you also update us on the RIA business? You know how much of — what are client assets (to) at the end of the quarter? I mean, number of advisors and (in other words), how much of the accounts inflows are kind of coming into that business and maybe also benefiting from some of the turmoil at the full-service shops?
Fred Tomczyk: Mike, I mean, there’s a number of questions in there. And I think you’re asking us to disclose our net new assets and assets by — swept between retail and institutional, which we do not do.
But to generally answer your question, our RIA business a year ago we said was not performing to where we would like it to be. We’re happy with how it’s performing now relative to our peers. You know I have said the last couple of quarters that in my view with what’s all happening in the full commission firms and the buyouts you know the payments that are being made to the full service brokers and you know just the economics and in this kind of a market when your clients have lost a fair bit of money isn’t the time to go independent. So we are seeing the breakaway broker market, lots of activity and sales activity. But you know the close rate is down.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

So you know we just don’t see the breakaway broker market, at least in the current market environment, as healthy as it has been historically in terms of asset flows. But you know I think over the long term that will return.
We’re very happy with how our retail business is doing. We said that last year. We’ll say that this year. I think our business model, our multi-channel strategy, our business referral process, our CSI net from over scores, our market efforts, asset retention you know we think that the overall model we’re running here on the retail side continues to do very, very well, and we’re very happy with how our retail business is doing.
Michael Hecht: OK. Great. Thanks, guys.
Bill Gerber: OK.
Operator: We’ll take our next question from Eric Bertrand with Barclays Capital.
Eric Bertrand: Hey, guys. On the MMDA, could you let us know what the period end spread level was compared to the average of 283?
Bill Gerber: I’m going to have to look that one up, Eric. I don’t have that one committed to memory.
Eric Bertrand: OK. And then, at least my interpretation from your prepared remarks is that the steep compression that we saw this quarter was rather lumpy. Is that fair to assume? Or do you expect that pace of compression to continue until the rest of this year?
Bill Gerber: We think the compression is going to slow down. And by the way, it was 280 at the end of March, 280 was the rate. So we do expect that it’s going to slow down for the rest of the year, X the moves to you know from MMF to MMDA we just talked about.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Eric Bertrand: Right. That’s definitely the way I was trying to think about it. And on your long-term debt, have you guys locked that in at these low levels? Or is that still floating?
Bill Gerber: It’s still floating. We’re paying about 1.8%, 1.9% right now for the 1.4 billion. We stayed on the short end of the curve on this one.
Eric Bertrand: Do you intend to lock it in? Or is it going to float back up when we start to see increases?
Bill Gerber: Right now we debate this, but we don’t — we currently do not intend to lock it in. And if you think about it, we have the short assets on the other side, on the client side, that would also reprice very quickly so it would offset the impact. But right now, we are — we are looking at what to do with the long-term debt in more of a long-term nature you know coming due in 2012, as you know.
But — so today, we’re leaving it floating, short end of the curve. We are talking about it but we have no plans to lock it in the rate.
Fred Tomczyk: We’re essentially managing at the total balance sheet level. And we’re pretty much in sync with you know the matching that we want.
Eric Bertrand: That’s fair. And lastly, on the margin loan, what would you characterize — margin loan balances, what would you characterize the sensitivity there to a market rally? If we continue to see the market increase here, would you expect to actually see balances increase?
Bill Gerber: Historically, yes. What happens is the clients usually trade within a range of their buying power. And as their buying power goes up, we would expect to see the margin balances to go up. So in one word, yes.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Eric Bertrand: Despite this actually being the reverse of the last you know couple months.
Bill Gerber: You know again, our clients are pretty astute, as we talked about, and they’ve been through this before. So with history as a guide, that’s you know what we believe would happen. But obviously we’ll have to see if this is different than historical norms.
Eric Bertrand: OK. Thank you.
Bill Gerber: OK, Eric.
Operator: We’ll take our next question from Joel Jeffrey with KBW.
Joel Jeffrey: Morning.
Bill Gerber: Hi, Joel.
Joel Jeffrey: Hi. Most of my questions were asked and answered. Just a quick follow up or a quick housekeeping question. What’s the total client option rate security outstanding still?
Fred Tomczyk: On the retail side it’s about 500 million.
Joel Jeffrey: OK. Great and what was the book value at the end of the quarter?
Bill Gerber: Our book value at the end of the quarter?
Joel Jeffrey: Yes.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Bill Gerber: Can you calculate that? I don’t have that right in front of me.
Fred Tomczyk: About three, isn’t it?
Bill Gerber: Are you saying on a per share basis or just total...
Joel Jeffrey: Yes. On a per share basis.
Bill Gerber: ...OK. So (you have) 2.8 billion divided by 581 million.
Fred Tomczyk: Five seventy-three. We’ll get that to you.
Joel Jeffrey: OK. Great. Thanks so much.
Bill Gerber: OK.
Operator: And it appears we have no further questions at this time. I would like to turn the call back over to Mr. Tomczyk for any additional or closing remarks.
Fred Tomczyk: Well, thank you for joining us this morning. As I said earlier, we certainly are in one of those environments of one of the more difficult across our industry. But we continue to be very proud of our results and our organic growth.
We will continue to look for opportunities in this market cycle taking advantage of our business model and our strong financial position as we manage for the other side of the cycle and build value for our clients and associates and shareholders.
Thank you and we’ll talk to you again.

TD AMERITRADE
Moderator: Bill Murray
04-21-09/7:30 am CT
Confirmation # 4285770

Operator: Once again, that does conclude today’s call. We do appreciate your participation. You may disconnect at this time.
END
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. TD AMERITRADE and thinkorswim each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
PARTICIPANTS IN THE THINKORSWIM ACQUISITION
TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE’s directors and executive officers is contained in TD AMERITRADE’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim’s directors and executive officers is contained in thinkorswim’s annual report on Form 10-K filed with the SEC on March 16, 2009. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.
FORWARD-LOOKING STATEMENTS
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. THINKORSWIM and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.